DESCRIPTION OF SECURITIES
General
The following summary describes our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain provisions of our certificate of incorporation and bylaws, and certain provisions of Delaware law. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth in this Description of Securities, you should refer to our amended and restated certificate of incorporation, as amended (“Restated Certificate”), amended and restated bylaws (“Bylaws”), form of warrant certificate and form of warrant agent agreement, each of which are filed as exhibits to this Annual Report on Form 10-K for the year ended December 31, 2020, as well as the relevant provisions of the Delaware General Corporation Law (“DGCL”). The Restated Certificate authorizes us to issue 400,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority, without stockholder approval, except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock. In addition, our board of directors has the authority, without further action by our stockholders, to designate the rights, preferences, privileges, qualifications and restrictions of our preferred stock in one or more series.
Common Stock
Voting Rights
Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. The Restated Certificate establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Economic Rights
Except as otherwise expressly provided in the Restated Certificate or required by applicable law, all shares of common stock have the same rights and privileges and rank equally, share ratably, and are identical in all respects for all matters, including those described below.
Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation Rights. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
No Preemptive or Similar Rights
The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Fully Paid and Non-Assessable
All of our outstanding shares of common stock are fully paid and nonassessable.
Warrants

Each warrant issued in our initial public offering entitles the holder to purchase one share of our common stock at an initial exercise price of $6.125, subject to adjustment. Each warrant became exercisable 30 days after our initial public offering and will expire at 5:00 p.m. New York City time on August 21, 2023. The warrants were issued in registered form, in each case pursuant to a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us.
The exercise price and number of shares issuable upon exercise of the warrants may be adjusted upon the occurrence of certain events, including but not limited to any stock split, stock dividend, extraordinary dividend, recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock or securities convertible or exercisable into common stock at a price below the then current exercise price of such warrant.
If, at any time warrants are outstanding, we consummate any fundamental transaction, as described in such warrants and generally including any consolidation or merger with or into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding common stock, or the sale or other disposition of all or substantially all of our assets, or other transaction in which our common stock are converted into or exchanged for other securities or other consideration, the holder of any such warrants will thereafter receive upon exercise of such warrants, the securities or other consideration to which a holder of the number of common stock then deliverable upon the exercise or conversion of such warrants would have been entitled upon such consolidation or merger or other transaction.
The number of shares of our common stock that may be acquired by any holder upon any exercise of the warrants will be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of common stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 9.99% (or in certain instances 4.99%) of the total number of issued and outstanding shares of our common stock (including for such purpose the common stock issuable upon such exercise), which we refer to as the beneficial ownership limitation; provided, however, that if a holder and/or its affiliates already own 9.99% (or 4.99%, as applicable) on the date of this offering then the beneficial ownership limitation will not apply to such holder. A holder may elect to increase or decrease this beneficial ownership limitation from 9.99% (or 4.99%, as applicable) to any other percentage of the total number of issued and outstanding shares of our common stock (including for such purpose the common stock issuable upon such exercise) upon providing us with not less than 61 days’ prior written notice, and any such increase will apply only to such holder.
The warrants may be exercised, at the option of each holder, in whole or in part, upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price for the number of common stock purchased upon such exercise, by certified check payable to us or by wire transfer of immediately available funds to an account designated by us. Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.
The warrant holders do not have the rights or privileges of holders of our common stock or any voting rights until they exercise their warrants and receive common stock. After the issuance of common stock upon exercise of such warrants, each holder will be entitled to one vote for each common stock held of record on all matters to be voted on by stockholders. If we fail to issue a holder of our warrants, within three business days after receipt of an applicable exercise notice, a certificate for the number of shares of our common stock to which such holder is entitled, then such holder can rescind the exercise of such warrant. If we are otherwise unable to issue and deliver the number of shares of our common stock that a holder is entitled to under the warrant, we have no obligation to pay such holder any cash or other consideration to settle such warrant.
Under the terms of the warrant agreement, we have agreed to use our reasonable best efforts to maintain the effectiveness of the registration statement and current prospectus relating to common stock issuable upon exercise of the warrants at any time that the warrants are exercisable. During any period that we fail to have maintained an effective registration statement covering the common stock underlying such warrants, the holder may exercise such warrants on a cashless basis.
Anti-Takeover Provisions
The provisions of the DGCL, the Restated Certificate and the Bylaws, certain provisions of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL, which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines a business combination to include:

•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaws
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock may be able to elect all of our directors. The Restated Certificate and the Restated

Bylaws provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, or our chief executive officer. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Our board of directors is divided into three classes with staggered three-year terms.
The foregoing provisions make it difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Choice of Forum
The Restated Certificate provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us or any of our directors or officers or other employees arising under the Delaware General Corporation Law, the Restated Certificate or the Bylaws; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The Restated Certificate further provides that U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions of the Restated Certificate will not apply to suits brought to enforce a duty or liability created by the Exchange Act.